 As filed with the Securities and Exchange Commission on January 14, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMH Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Class B Common Stock, $0.01 par value
Class C Common Stock, $0.01 par value
(Title of Class of Securities)
Class B Shares: 46124J102
Class C Shares: 46124J102
(CUSIP Number of Class of Securities)

Name and address of agent for service:
Lawrence D. Bain
Chairman and Chief Executive Officer
IMH Financial Corporation
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(480) 840-8400

With a copy to:
Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West 2nd Street, Suite 1100
Cleveland, Ohio 44113
(216) 583-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$1,000,000(a)	$124.50 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for both the Class B Shares and Class C Shares sought to be purchased hereunder.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Schedule TO-I (File No. 005-85374), Filed: November 16, 2018

Amount Previously Paid:	$124.50	Filing Party:	Issuer
Form or Registration No.:	Schedule TO-I	Date Filed:	November 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission by IMH Financial Corporation, a Delaware corporation (the “Company”), on November 16, 2018. to purchase for cash up to 477,170 shares of the Company’s Class B Common Stock and 22,830 shares of the Company’s Class C Common Stock (collectively, the “Shares”) at a price of $2.00 per share, net to the seller, in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 7, 2018 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).
Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:
"On January 14, 2019, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 P.M., Eastern Time, on January 11, 2019. A copy of such press release is filed as Exhibit (a)(l)(D) to this Schedule TO and is incorporated herein by reference."
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(1)(D)**      Press Release dated January 14, 2019.
** filed herewith
EXHIBIT INDEX

Exhibit No.
(a)(1)(A)*	Offer to Purchase, dated December 7, 2018
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Important Instructions and Information
(a)(1)(D)**	Press Release dated January 14, 2019
* previously filed ** filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2019	IMH Financial Corporation
By: /s/ Lawrence D. Bain Name: Lawrence D. Bain Title: Chairman and Chief Executive Officer